UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        TENET INFORMATION SERVICES, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  8800332 10 1
                                  ------------
                                 (CUSIP Number)


                               Floyd Edwin Murray
                13020 W. Caraway Drive, Sun City West, AZ. 85375
                                Tel. 303-627-6261
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 16, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

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CUSIP No.  8800332 10 1
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

 Floyd Edwin Murray
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2. Check the Appropriate Box if a Member of a Group

(a) [_]   (b) [_]
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3. SEC Use Only _______________________________
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4. Source of Funds   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) _____
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
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6. Citizenship or Place of Organization USA
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Number of         7.  Sole Voting Power  1,078,150
Shares Bene-    ----------------------------------------------------------------
ficially          8.  Shared Voting Power
Owned by Each   ----------------------------------------------------------------
Reporting         9.  Sole Dispositive Power
Person With     ----------------------------------------------------------------
                  10. Share Dispositive Power
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,078,150
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
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13. Percent of Class Represented by Amount in Row (11):   16%
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14. Type of Reporting Person IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer:

Common Stock
Tenet Information Services, Inc.
3380 North El Paso Street, Suite G
Colorado Springs, Colorado 80907

Item 2.  Identity and Background:

(a) Name:  Floyd Edwin Murray

(b) Address:   13020 W. Caraway Drive, Sun City West, AZ. 85375

(c)  Occupation and  employment:    Retired

(d) Criminal Legal proceedings:  None

(e) Civil Legal Proceedings:  None

(f) Citizenship: USA

Item 3.  Source and Amount of Funds or Other consideration.

         Personal Funds

Item 4.  Purpose of Transaction.

         Personal Investment

Item 5.  Interest in Securities of the Issuer

(a)    Name: Floyd Edwin Murray
       Shares Beneficially Owned: 1,078,150
       Percentage of Class:   16%

(b)    Sole Voting Power:  1,078,150

(c)

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7. Materials to be filed as Exhibits.

        None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  9/18/2004


/s/ Floyd Edwin Murray
----------------------
Floyd Edwin Murray